September 27, 2005

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

PainCare Holdings, Inc. Form 10-KSB for Fiscal year Ended December 31, 2004,

File No. 001-14160

Dear Mr. Rosenberg:

I am writing in response to your inquiry letter dated September 16, 2005 regarding the above referenced filing. Please find our responses outlined below.

Significant Accounting Policies & Estimates:

1a) “State if your billing system generates contractual adjustments based on fee schedules for the patients insurance plan for each patient encounter or if an estimate of contractual allowances is made. If an estimate is made, state what factors are considered in determining the estimate.”

The company applies an estimate for contractual allowances to the gross accounts receivable amount. The contractual allowance and revenue amounts are calculated using the following formula:

Revenue = Cash Receipts + (Change in net realizable accounts receivable x Historical collection percentage)

The historical collection percentage is based on the average of each of the individual practices historical collection rate for at least one fiscal year. We believe the company is using the most conservative method of recording revenue, by stating accounts receivable at net realizable value.

1b)  “Provide your policy for collecting co-payments.”

It is company policy for all practices to verify patient insurance information in advance of their first appointment to determine the proper co-payment. All co-payments are collected by the practices at their front desks and entered into a log. At the end of each business day, the co-payment log is reconciled against the billing system to ensure all co-payments have been received and recorded.

1c) “For each period presented, quantify and provide the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2004, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2003 and the amount of the new estimate or settlement amount that was recorded during 2004.”

2003 - The company increased the estimates of prior period contractual adjustments to $10,211,694 from $6,539,650 representing an increase of $3,672,044.  This is due primarily to acquisitions occurring during the year.  The estimated allowance rate increased from 47.9% to 52.6% primarily from two acquisitions that occurred in the middle of the year with varying collection rates.

2004 - The company increased the estimates of prior period contractual adjustments to $28,768,639 from $10,211,694 representing an increase of $18,556,945.  This is due primarily to acquisitions occurring during the year.  The estimated allowance rate decreased to 51.8% from 52.6% primarily from the six acquisitions this year and the four acquisitions at the end of last year with varying collection rates.

1d) “Quantify and provide the reasonably possible effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet date could have on financial position and operations.”

2003 - The effect of a 1% increase or decrease in the estimated allowance causes a change in net revenue of approximately $107,632 for 2003.

2004 - The effect of a 1% increase or decrease in the estimated allowance causes a change in net revenue of approximately $292,018 for 2004.

1e) “Provide in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management’s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days, etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.”

2003
Financial Class	Current	31-60 Days	61-90 Days	91 + Days	Totals
Medicare	$ 470,869	$ 132,050	$ 105,592	$2,036,479	$2,744,990
Private Insurance	1,426,540	617,836	598,237	2,870,348	5,512,961
Self-pay	61,595	50,494	30,434	208,570	351,093
Work comp	49,646	24,697	52,410	936,004	1,062,757
Government	101,149	74,658	57,318	7,707	240,832
Medicaid	70,967	58,807	45,022	150,171	324,967
Other	370,210	5,136	150,242	-	525,588

Totals	$ 2,550,976	$ 963,678	$ 1,039,255	$ 6,209,279	$10,763,188

Gross accounts receivable			10,763,188

x Weighted average collection rate			47.39%

= Net realizable accounts receivable			$ 5,100,699

Allowance for credit losses and contractual allowance			$ 5,662,490	52.6% of Gross

2004
Financial Class	Current	31-60 Days	61-90 Days	91 + Days	Totals
Medicare	$1,718,596	$ 695,485	$ 359,643	$1,330,609	$4,104,333
Private Insurance	6,352,739	2,205,828	1,615,004	6,798,099	16,971,670
Self-pay	293,518	170,455	96,969	513,641	1,074,583
Work comp	956,140	436,521	347,934	1,098,289	2,838,884
Government	107,694	88,089	57,473	15,308	268,564
Medicaid	443,462	142,480	139,789	866,359	1,592,090
Other	702,058	457,619	974,047	218,000	2,351,724

Totals	$10,574,207	$ 4,196,477	$ 3,590,859	$10,840,305	$29,201,848

Gross accounts receivable			29,201,848

x Weighted average collection rate			48.21%

= Net realizable accounts receivable			$ 14,077,643

Allowance for credit losses and contractual allowance			$ 15,124,204	51.8% of Gross

1f) “If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please provide the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.”

We do not have amounts pending because it is our company policy to verify all patient insurance eligibility prior to the patients first visit.

Liquidity & Capital Resources:

2)  “Please provide us, in disclosure type format, the steps you take in collecting accounts receivable. Provide your policy with respect to determining when a receivable is recorded as a bad debt and when a write off is recorded. Clarify the threshold (amount and age) for account balance write-offs.”

Our accounts receivable collection process varies slightly by practice. The general collection process starts with receipt of payments by check through the mail. The billing manager posts payments in the billing system and reconciles payments against the fee schedule to record write-offs based on the actual amount received from the payor.

The only adjustments made to accounts receivable are write-offs. Write-offs are recorded in the billing system by the billing manager when payments are received by the practice. Any write-off amount in excess of $600.00 must be approved by the practice medical director.

Write-offs of account balance thresholds (amount and age) vary based on the type of practice and practice payor mix. Generally, our write-off threshold includes accounts receivable over 120 days old. We do not have a specific dollar amount threshold. Write-offs based on dollar amounts are reviewed and recorded on an individual practice basis.

Contractual Obligations:

3) “Please provide us, in disclosure type format, your contractual obligations table. Please refer to Financial Reporting Release 67, Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations, regarding the contractual obligation table.”

A summary of our contractual obligations and commercial commitments at December 31, 2004 were as follows:

Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	5 + Years
Long-term debt	$ 1,060,760	$ 765,177	$ 295,583	$ -	$ -
Convertible debentures	21,071,000	3,885,000	17,186,000	-	-
Capital leases[1]	3,616,228	1,171,996	2,342,576	101,656	-
Operating leases	8,672,042	2,259,198	4,265,740	443,446	1,703,658
Acquisition consideration[2]	46,429,164	17,000,831	29,428,333	-	-

Total contractual obligations	$80,849,194

1) Includes the total minimum lease payments due in each year.

2) Includes both the cash and stock components of the acquisition earnouts. One half of the contractual obligation is a payment in cash while the remaining half is payable in common stock priced at fair market value. This assumes the practice meets all earnings threshold obligations.

A summary of our contractual obligations and commercial commitments at December 31, 2003 were as follows:

Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	5 + Years
Long-term debt	$ 1,726,707	$ 1,216,566	$ 510,141	$ -	$ -
Convertible debentures	11,018,616	306,616	10,712,000	-	-
Capital leases[1]	3,321,871	913,956	2,251,517	136,373	20,025
Operating leases	4,150,826	933,000	2,364,668	333,948	519,210
Acquisition consideration[2]	28,014,940	9,713,331	18,301,609	-	-

Total contractual obligations	$48,232,960

1) Includes the total minimum lease payments due in each year.

2) Includes both the cash and stock components of the acquisition earnouts. One half of the contractual obligation is a payment in cash while the remaining half is payable in common stock priced at fair market value. This assumes the practice meets all earnings threshold obligations.

4) “Please tell us the basis of accounting for each of the debentures and warrants issued and provide us with the accounting literature that supports your accounting treatment. Please tell us what consideration was given to APB 14, SFAS 150, SFAS 133, EITF 00-19 and other applicable literature.”

We applied APB 14 by accounting for debentures and warrants at their relative fair values.  We also gave consideration to FAS 133 and FAS 150, but they did not change the method of accounting.

5) “Please tell us whether you considered if there was a beneficial conversion feature for convertible debt securities issued and how your accounting treatment complies with EITF 98-5 and 00-27.”

Our convertible debentures do not include a beneficial conversion feature.  Therefore, both EITF 98-5 and 00-27 are not applicable.   The conversion price is not variable and is not set at a fixed discount to market.

Consolidated Statements of Operations:

6) “Please tell us the amount of bad debt expense for each period presented and where it is classified in the Statement of Operations.”

2003 - The company recognized bad debt expense and contractual allowances and credit losses of $10,390,500 during the year.  We report our revenue net of contractual allowances, credit losses and bad debt expense such that our total gross revenue for the year was $25,371,367 and our net revenue was $14,980,867.  During the year bad debt expense was $4,728,010 and contractual allowances and credit losses were $5,662,490.

2004 - The company recognized bad debt expense and contractual allowances and credit losses of $29,368,260 during the year.  We report our revenue net of contractual allowances, credit losses and bad debt expense such that our total gross revenue for the year was $67,329,933 and our net revenue was $37,961,673.  During the year bad debt expense was $14,244,056 and contractual allowances and credit losses were $15,124,204.

Summary of Significant Accounting Policies/Revenue Recognition:

7) “Please tell us why you believe you are within the scope of SOP 81-1 in accounting for real estate services under the percentage of completion method.”

We believe that SOP 81-1 is the appropriate authoritative literature for accounting for our real estate services because our real estate services are contractual arrangements for construction consulting services such as a construction management agreement as described in paragraph 13 of SOP 81-1.  We are contractually obligated under typically fixed price contracts to manage the design and build phase of Surgical Centers for our customers.  Further, we believe that we have the ability to make reasonably dependable estimates of the labor hours necessary to manage these contracts making the percentage of completion method the preferable accounting method.

8) “Please provide us, in disclosure type format, a separate analysis of the changes in the allowance for credit losses and contractual allowance for the periods presented.”

Changes in the allowance for credit losses for the years ended December 31, were as follows:

	2004	2003
Balance at beginning of year ( including balances from purchased business combination)	$ 142,277	$ 88,918
Provision for credit loss	599,621	178,806
Charge offs	(406,439)	(125,447)

Balance at end of year	335,459	142,277

Changes in the allowance for contractual allowances for the years ended December 31, were as follows:

	2004	2003
Balance at beginning of year ( including balances from purchased business combination)	$ 5,520,213	$ 2,472,887
Provision for contractual allowance	28,768,639	10,211,694
Charge offs	(19,500,107)	(7,164,368)

Balance at end of year	14,788,745	5,520,213

Note 8 Acquisitions:

9) “Please tell us why you did not allocate purchase price to intangible assets such as customer lists and customer relationships and your process and use of outside valuation experts for determining that no intangible assets were acquired other than goodwill.”

We did consider FAS 141 when allocating the purchase price to intangible assets.  Due to the fact that each of our physicians are specialists as opposed to general practitioners our physicians’ services are encounter based relationships rather than recurring relationships.  Typically a patient seeks our physician’s services for pain treatment.  Once the pain treatment is complete the patient either has the desired pain relief or seeks additional physicians for further diagnosis.  The value of the practice is generally in the physician’s skill set rather than in the patient lists.

As the Chief Financial and Accounting Officer of PainCare Holdings, Inc., I acknowledge the following:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or nay person under the federal securities laws of the United States.

Please feel free to contact me with any questions at 407-367-0944.

Sincerely,

Mark Szporka

Chief Financial & Accounting Officer